Exhibit 99.1

Castor Maritime Inc. Reports Record Net income of $37.1 Million for the
Three Months Ended September 30, 2022 and $84.9 Million Net income for the Nine Months Ended September 30, 2022.

Limassol, Cyprus, November 23, 2022 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping company, today announced its results for the three months and nine months ended September 30, 2022.

Highlights of the Third Quarter Ended September 30, 2022:

■	Revenues, net: $70.6 million for the three months ended September 30, 2022, as compared to $43.3 million for the three months ended September 30, 2021, or a 63.0% increase;

■	Net income: $37.1 million for the three months ended September 30, 2022, as compared to $15.5 million for the three months ended September 30, 2021, or a 139.4% increase;

■	Earnings (basic) per common share: $0.39 earnings per share for the three months ended September 30, 2022, as compared to earnings per share of $0.16 for the three months ended September 30, 2021;

■	EBITDA(1): $45.9 million for the three months ended September 30, 2022, as compared to $21.2 million for the three months ended September 30, 2021; and

■	Cash and restricted cash of $144.1 million as of September 30, 2022, as compared to $43.4 million as of December 31, 2021.

Earnings Highlights of the Nine Months Ended September 30, 2022:

■	Revenues, net: $192.8 million for the nine months ended September 30, 2022, as compared to $72.0 million for the nine months ended September 30, 2021, or a 167.8% increase;

■	Net income: $84.9 million for the nine months ended September 30, 2022, as compared to net income of $23.1 million for the nine months ended September 30, 2021, or a 267.5% increase;

■	Earnings (basic) per common share: $0.90 earnings per share for the nine months ended September 30, 2022, as compared to earnings per share of $0.29 for the nine months ended September 30, 2021; and

■	EBITDA(1): $109.8 million for the nine months ended September 30, 2022, as compared to $33.8 million for the nine months ended September 30, 2021.

(1) EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of Castor commented:

 “In the third quarter of 2022 we achieved record net earnings of $37.1 million, as we continued to see an upturn in our earnings and operating cash flow aided by the better Aframax/LR2 and Handysize vessel earnings along with another robust quarter in the dry cargo market. Our nine months earnings per share was $0.90 compared to our common share closing price of $1.32 as of yesterday, November 22, 2022. We continue to generate healthy cash flows, with $77.3 million of cash generated from our operations in the nine months ended September 30, 2022. Our balance sheet is strong with a healthy liquidity position with our total cash exceeding our total gross debt.

As announced on November 16, 2022, we intend to dividend out to our shareholders our tanker business, comprising our Aframax/LR2 and Handysize tanker segments through the distribution (the “Spin-Off”) of all of the common shares of our currently wholly owned subsidiary, Toro Corp. (“Toro”). We believe the Spin-Off is an important strategic step that will establish Toro as a ‘pure play’ tanker business at a time of increased focus on energy supplies and as the tanker shipping market enjoys strong supply demand fundamentals, as demonstrated in the third quarter.

The Aframax/LR2 and Handysize tanker segments further improved their performance with combined operating income for the nine months of 2022 of $27.6 million (of which $19.4 million was generated in the third quarter of 2022), and the combined book value of their assets was $147.7 million as of September 30, 2022, while our dry bulk segment continued to be robust with operating income for the nine months of 2022 of $67.7 million (of which $22.1 million was generated in the third quarter of 2022), and the book value of its assets was $339.7 million as of September 30, 2022.

Further, we are excited about the agreed acquisitions by Castor of two container vessels with charters attached at attractive levels, which we expect to complete during the fourth quarter of 2022. We will continue to monitor the trends in vessel valuations and seek attractive acquisition opportunities to further pursue Castor’s growth trajectory.”

Earnings Commentary:

Third Quarter ended September 30, 2022, and 2021 Results

Vessel revenues, net of charterers’ commissions, for the three months ended September 30, 2022, increased to $70.6 million from $43.3 million in the same period of 2021. This variation was mainly driven by (i) the increase in our Available Days (defined below) from 2,189 in the three months ended September 30, 2021, to 2,519 in the three months ended September 30, 2022, following the expansion our fleet, and (ii) the improved Aframax/LR2 and Handysize tanker markets that increased such vessels’ earnings as compared to those of the vessels we owned in the same period of 2021.

The increase in voyage expenses, to $8.1 million in the three months ended September 30, 2022, from $6.3 million in the same period of 2021, is mainly associated with (i) increased bunkers costs for our Aframax/LR2 tanker segment during the three months ended September 30, 2022 following a significant increase in our bunker fuel costs as compared to the three months ended September 30, 2021, and (ii) increased brokerage commission expenses, corresponding to the increase in vessel revenues discussed above.

The increase in vessel operating expenses by $2.0 million, from $13.1 million in the three months ended September 30, 2021 to $15.1 million in the same period of 2022, as well as the increase in vessels’ depreciation and amortization costs by $1.9 million, from $4.8 million in the three months ended September 30, 2021 to $6.7 million in the same period of 2022, mainly reflect the increase in our Ownership Days following the expansion of our fleet.

General and administrative expenses in the three months ended September 30, 2022, amounted to $2.3 million, whereas, in the same period of 2021 general and administrative expenses totaled to $0.6 million. This increase stemmed from higher corporate fees primarily due to the growth of our company and the amendments of our management agreements with our head manager, Castor Ships S.A. (“Castor Ships”), with effect from July 1, 2022 (further discussed below).

Management fees in the three months ended September 30, 2022, amounted to $2.4 million, whereas in the same period of 2021, management fees totaled $2.1 million. This increase in management fees is mainly due to the increase in our Ownership Days for which our managers charge us with a daily management fee and the amendments to our management agreements with Castor Ships.

During the three months ended September 30, 2022, we incurred net interest costs and finance costs amounting to $1.7 million compared to $0.9 million during the same period in 2021. The increase is due to our higher weighted average interest rate, as well as the increase in our weighted average indebtedness, during the three months ended September 30, 2022, as compared with the same period of 2021.

Recent Financial Developments Commentary:

Equity update

From January 1, 2022 to date, no issuances of common shares have taken place. As of November 22, 2022, we had issued and outstanding 94,610,088 common shares.

Liquidity/ Financing/ Cash flow update

Our consolidated cash position (including our restricted cash) as of September 30, 2022 increased by $100.7 million to $144.1 million, as compared with our cash position on December 31, 2021. During the nine-month period ended September 30, 2022, our cash position improved mainly as a result of: (i) $77.3 million of net operating cash flows generated, (ii) $12.6 million of net proceeds from the sale of M/T Wonder Arcturus to an unaffiliated third-party buyer and (iii) net financing cash inflows of $54.3 million following our entry into a secured loan facility in January 2022. During the nine months ended September 30, 2022 we used $23.7 million to fund the acquisition of the M/V Magic Callisto and other capital expenditures relating to our fleet and $0.1 million on other investing activities, whereas $19.7 million were used for scheduled principal repayments on our debt.

As of September 30, 2022, our total debt, gross of unamortized deferred loan fees, was $139.1 million of which $29.6 million is repayable within one year, as compared to $103.8 million of gross total debt as of December 31, 2021.

Recent Business Developments Commentary:

Amendment of our Master Management Agreement with Castor Ships

Effective July 1, 2022, we and each of our vessel owning subsidiaries entered, by mutual consent, into an amended and restated master management agreement with Castor Ships, appointing Castor Ships as commercial and technical manager for our vessels (the “Amended and Restated Master Management Agreement”). The Amended and Restated Master Management Agreement along with new ship management agreements signed between each vessel owning subsidiary and Castor Ships (together, the “Amended Castor Ship Management Agreements”) superseded in their entirety our previous management agreements with Castor Ships.

In exchange for the services provided by Castor Ships, which include services relating to the technical and commercial management of our fleet, we and our vessel owning subsidiaries pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of our business, and (ii) a daily ship management fee of $925 per dry bulk vessel and $975 per tanker vessel, as applicable. As was the case under our previous management agreements with Castor Ships, we continue to pay Castor Ships a commission of 1.25% on all gross income received from the operation of their vessels, and of 1% on each consummated sale and purchase transaction. The Company also reimburses Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to the Company’s vessels.

Acquisition of two containership vessels

On October 26, 2022, two of our wholly owned subsidiaries each entered into two separate agreements to acquire a 2005 German-built 2,700 TEU containership vessel, from two separate entities beneficially owned by family members of our Chairman, Chief Executive Officer and Chief Financial Officer. The purchase price for such vessels is $25.75 million and $25.00 million, respectively. The terms of these transactions were negotiated and approved by a special committee of our disinterested and independent directors. The delivery of the vessels is expected to take place by the end of 2022.

Approval of the tanker business Spin-Off

On November 16, 2022, we announced that our Board of Directors consisting of our independent disinterested members, has decided, on the recommendation of a special committee of the Board, to effect a Spin-Off of our tanker fleet comprising one Aframax, five Aframax/LR2 and two Handysize tankers. In the Spin-Off, Castor shareholders will receive two common shares of Toro, a newly formed subsidiary that will act as the holding company for the eight tanker vessels, for every five Castor common shares held at the close of business on December 6, 2022. The distribution of all issued and outstanding common shares of Toro to holders of common shares of Castor, shall occur on or around December 15, 2022. In connection with the Spin-Off, Toro will issue to Castor, and Castor will retain, perpetual preferred shares having a stated amount of $60,000,000 with a cumulative preferred distribution accruing initially at a rate of 1.00% per annum.

Toro has filed a registration statement on Form 20-F pursuant to the Securities Exchange Act of 1934 with the Securities and Exchange Commission, which includes a more detailed description of the terms of the proposed Spin-Off. The Spin-Off remains subject, among other things, to the registration statement on Form 20-F being declared effective and the approval of the listing of Toro’s common shares on the Nasdaq Capital Market. There can be no assurance that the Spin-Off will occur or, if it does occur, of its terms or timing. A copy of the registration statement on Form 20-F is available at www.sec.gov. The information in the filed registration statement on Form 20-F is not final and remains subject to change.

Fleet Employment Status (as of November 22, 2022) During the three months ended September 30, 2022, we operated on average 28.2 vessels earning a Daily TCE Rate of $24,818 as compared to an average 24.3 vessels earning a Daily TCE Rate of $16,913 during the same period in 2021. Our current employment profile is presented immediately below.

Dry Bulk Carriers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Orion	Capesize	180,200	2006	Japan	TC (1) period	101% of BCI5TC (2)	Jan-24	Apr-24
Magic Venus	Kamsarmax	83,416	2010	Japan	TC period	$25,000 (3)	Apr-23	Jul-23
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	97% of BPI5TC	Sep-23	Dec-23
Magic Argo	Kamsarmax	82,338	2009	Japan	TC period	103% of BPI5TC	Apr-23	Jul-23
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	100% of BPI5TC	Sep-23	Dec-23
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	114% of BPI4TC (4)	Sep-22	Mar-23
Magic Twilight	Kamsarmax	80,283	2010	Korea	TC period	$27,150(5)	Jan-23	Apr-23
Magic Nebula	Kamsarmax	80,281	2010	Korea	TC period	93% of BPI5TC	May-23	Aug -23
Magic Nova	Panamax	78,833	2010	Japan	TC period	101% of BPI4TC	Sep-23	Dec-23
Magic Mars	Panamax	76,822	2014	Korea	TC period	101% of BPI4TC	Oct-23	Dec-23
Magic Phoenix	Panamax	76,636	2008	Japan	TC period	$18,700 (6)	Aug-23	Nov-23
Magic Horizon	Panamax	76,619	2010	Japan	TC period	14,000 (7)	Jun-23	Sep-23
Magic Moon	Panamax	76,602	2005	Japan	TC period	$19,000(8)	Apr-23	Jul-23
Magic P	Panamax	76,453	2004	Japan	TC period	96% of BPI74	Sep-23	Dec-23
Magic Sun	Panamax	75,311	2001	Korea	TC trip	$17,250 & $725,000 gross ballast bonus	Dec-22	Dec-22
Magic Vela	Panamax	75,003	2011	China	TC period	$18,000(9)	Apr-23	Jul-23
Magic Eclipse	Panamax	74,940	2011	Japan	TC period	$22,000(10)	Apr-23	Jun-23
Magic Pluto	Panamax	74,940	2013	Japan	TC period	91% of BPI5TC	Nov-22	Feb-23
Magic Callisto	Panamax	74,930	2012	Japan	TC period	14,000 (11)	Jul-23	Oct-23
Magic Rainbow	Panamax	73,593	2007	China	TC trip	$15,500 &$500,000 gross ballast bonus	Dec-22	Dec-22
Aframax / LR2 Tankers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Polaris	Aframax / LR2	115,351	2005	Korea	Tanker Pool (12)	N/A	N/A	N/A
Wonder Sirius	Aframax / LR2	115,341	2005	Korea	Tanker Pool (12)	N/A	N/A	N/A
Wonder Bellatrix	Aframax / LR2	115,341	2006	Korea	Tanker Pool (12)	N/A	N/A	N/A
Wonder Musica	Aframax / LR2	106,290	2004	Korea	Tanker Pool (12)	N/A	N/A	N/A
Wonder Avior	Aframax / LR2	106,162	2004	Korea	Tanker Pool (12)	N/A	N/A	N/A
Wonder Vega	Aframax	106,062	2005	Korea	Tanker Pool (13)	N/A	N/A	N/A
Handysize Tankers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Mimosa	Handysize	36,718	2006	Korea	Tanker Pool (14)	N/A	N/A	N/A
Wonder Formosa	Handysize	36,660	2006	Korea	Tanker Pool (14)	N/A	N/A	N/A

(1)	TC stands for time charter.
(2)
The benchmark vessel used in the calculation of the average of the Baltic Capesize Index (“BCI”) 5TC routes (“BCI5TC”) is a non-scrubber fitted 180,000mt dwt vessel (Capesize) with specific age, speed – consumption, and design characteristics.

(3)
The vessel’s daily gross charter rate is equal to 100% of the Baltic Panamax Index 5TC routes (“BPI5TC”). In accordance with the prevailing charter party, on April 28, 2022 the owners converted the index-linked rate to fixed from May 1, 2022 until March 31, 2023, at a rate of $25,000 per day. Upon completion of this period, the rate will be converted back to index‑linked. The benchmark vessel used in the calculation of the average of the BPI5TC routes is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed – consumption, and design characteristics.

(4)
Upon completion of its current charter, estimated on or around December 3, 2022, the vessel is fixed on a TC period for a period of minimum 11 months to maximum 14 months at a daily gross charter rate equal to 98% of BPI5TC.

(5)
The vessel’s daily gross charter rate is equal to 93% of BPI5TC. In accordance with the prevailing charter party, on May 18, 2022 the owners converted the index-linked rate to fixed from June 1, 2022 until December 31, 2022, at a rate of $27,150 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(6)
The vessel’s daily gross charter rate is equal to 102% of BPI4TC. In accordance with the prevailing charter party, on July 14, 2022 the owners converted the index-linked rate to fixed from October 1, 2022 until December 31, 2022, at a rate of $18,700 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(7)
The vessel’s daily gross charter rate is equal to 103% of BPI4TC. In accordance with the prevailing charter party, on October 18, 2022 the owners converted the index-linked rate to fixed from November 1, 2022 until March 31, 2023, at a rate of $14,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(8)
The vessel’s daily gross charter rate is equal to 95% of BPI4TC. In accordance with the prevailing charter party, on July 20, 2022 the owners converted the index-linked rate to fixed from August 1, 2022 until December 31, 2022, at a rate of $19,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(9)
The vessel’s daily gross charter rate is equal to 87.5% of BPI5TC. In accordance with the prevailing charter party, on July 15, 2022 the owners converted the index-linked rate to fixed from October 1, 2022 until December 31, 2022, at a rate of $18,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(10)
The vessel’s daily gross charter rate is equal to 99% of BPI4TC. In accordance with the prevailing charter party, on June 15, 2022 the owners converted the index-linked rate to fixed from July 1, 2022 until March 31, 2023, at a rate of $22,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(11)
The vessel’s daily gross charter rate is equal to 101% of BPI4TC. In accordance with the prevailing charter party, on October 18, 2022 the owners converted the index-linked rate to fixed from November 1, 2022 until March 31, 2023, at a rate of $14,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(12)
The vessel is currently participating in the V8 Plus Pool, a pool operating Aframax tankers aged 15 years or more that is managed by V8 Plus Management Pte. Ltd., a company in which Petros Panagiotidis has a minority equity interest.

(13)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Aframax tanker vessels.
(14)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.

Financial Results Overview (Consolidated):

Set forth below are selected financial data for each of the three and nine months ended September 30, 2022 and 2021, respectively:

	Three Months Ended		Nine Months Ended
(Expressed in U.S. dollars)	September 30, 2022 (unaudited)	September 30, 2021 (unaudited)	September 30, 2022 (unaudited)	September 30, 2021 (unaudited)
Vessel revenues, net	$70,641,593	$43,276,286	$192,780,572	$72,038,922
Operating income	$39,170,675	$16,442,780	$90,835,872	$24,972,472
Net income	$37,149,358	$15,457,076	$84,879,142	$23,059,644
EBITDA (1)	$45,934,758	$21,225,058	$109,841,960	$33,783,112
Earnings (basic) per common share	$0.39	$0.16	$0.90	$0.29

(1)        EBITDA is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our fleet for each of the three and nine months ended September 30, 2022 and 2021, respectively, that we believe are useful in analyzing trends in our results of operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Expressed in U.S. dollars except for operational data)	2022	2021	2022	2021
Ownership Days (1) (7)	2,590	2,235	7,835	4,340
Available Days (2)(7)	2,519	2,189	7,690	4,224
Operating Days (3) (7)	2,514	2,144	7,634	4,143
Daily TCE Rate (4)	$24,818	$16,913	$21,405	$15,351
Fleet Utilization (5)	100%	98%	99%	98%
Daily vessel operating expenses (6)	$5,843	$5,872	$5,980	$5,620

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
REVENUES
Vessel revenues, net	$70,641,593	$43,276,286	$192,780,572	$72,038,922
EXPENSES
Voyage expenses (including commissions to related party)	(8,125,287)	(6,252,793)	(28,179,695)	(7,194,386)
Vessel operating expenses	(15,134,191)	(13,124,947)	(46,856,395)	(24,391,842)
General and administrative expenses (including related party fees)	(2,342,422)	(613,436)	(4,403,724)	(2,072,791)
Management fees -related parties	(2,433,250)	(2,065,500)	(6,894,900)	(4,590,000)
Depreciation and amortization	(6,658,399)	(4,776,830)	(18,832,617)	(8,817,431)
Gain on sale of vessel	3,222,631	—	3,222,631	—
Operating income	$39,170,675	$16,442,780	$90,835,872	$24,972,472
Interest and finance costs, net (including related party interest costs) (1)	(1,733,758)	(876,644)	(5,079,920)	(1,717,406)
Other income/(expenses), net	105,684	5,448	173,471	(6,791)
US source income taxes	(393,243)	(114,508)	(1,050,281)	(188,631)
Net income	$37,149,358	$15,457,076	$84,879,142	$23,059,644
Earnings per common share (basic) (2)	$0.39	$0.16	$0.90	$0.29
Earnings per common share (diluted) (2)	$0.39	$0.16	$0.90	$0.28
Weighted average number of common shares outstanding, basic (2):	94,610,088	93,971,142	94,610,088	80,322,071
Weighted average number of common shares outstanding, diluted (2):	94,610,088	93,971,142	94,610,088	82,201,129

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	September 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$133,894,707	$37,173,736
Restricted cash	2,173,538	2,382,732
Due from related parties	10,045,668	—
Other current assets	23,839,790	15,443,620
Total current assets	169,953,703	55,000,088

NON-CURRENT ASSETS:
Vessels, net	392,887,671	393,965,929
Advances for vessel acquisition	—	2,368,165
Restricted cash	8,045,000	3,830,000
Due from related party	4,841,573	810,437
Other non-currents assets	6,834,229	6,938,823
Total non-current assets, net	412,608,473	407,913,354
Total assets	582,562,176	462,913,442

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	28,866,224	16,091,723
Due to related parties	—	4,507,569
Other current liabilities	17,437,575	13,430,104
Total current liabilities	46,303,799	34,029,396
NON-CURRENT LIABILITIES:
Long-term debt, net	108,444,865	85,949,676
Total non-current liabilities	108,444,865	85,949,676
Total liabilities	154,748,664	119,979,072

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 shares issued and outstanding as at September 30, 2022 and December 31, 2021 (2)	94,610	94,610
Series B Preferred Shares- 12,000 shares issued and outstanding as at September 30, 2022 and December 31, 2021	12	12
Additional paid-in capital	303,658,153	303,658,153
Retained Earnings	124,060,737	39,181,595
Total shareholders’ equity	427,813,512	342,934,370
Total liabilities and shareholders’ equity	$582,562,176	$462,913,442

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Nine Months Ended September 30,
	2022	2021
Cash flows provided by Operating Activities:
Net income	$84,879,142	$23,059,644
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	18,832,617	8,817,431
Amortization of deferred finance charges	643,769	259,264
Amortization of fair value of acquired time charter	—	(1,024,486)
Gain on sale of vessel	(3,222,631)	—
Unrealized gains from equity securities	(39,756)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	(2,988,192)	(3,788,637)
Inventories	(3,643,324)	(3,447,491)
Due from/to related parties	(18,584,373)	1,497,353
Prepaid expenses and other assets	(840,806)	(2,463,591)
Other deferred charges	(23,342)	(239,069)
Accounts payable	4,210,292	3,774,595
Accrued liabilities	2,662,324	786,065
Deferred revenue	(1,866,226)	3,985,585
Dry-dock costs paid	(2,749,705)	(2,695,383)
Net cash provided by Operating Activities	77,269,789	28,521,280

Cash flows used in Investing Activities:
Vessel acquisitions and other vessel improvements	(23,679,690)	(308,764,151)
Proceeds from vessel sale	12,641,284	—
Purchase of equity securities	(60,750)	—
Advances for vessel acquisition	—	(3,757,694)
Net cash used in Investing Activities	(11,099,156)	(312,521,845)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	—	265,307,807
Common stock issuance expenses	(65,797)	(12,381,108)
Proceeds from long-term debt	55,000,000	74,040,000
Repayment of long-term debt	(19,673,500)	(3,442,000)
Repayment of related party debt	—	(5,000,000)
Payment of deferred financing costs	(704,559)	(1,573,499)
Net cash provided by Financing Activities	34,556,144	316,951,200

Net increase in cash, cash equivalents, and restricted cash	100,726,777	32,950,635
Cash, cash equivalents and restricted cash at the beginning of the period	43,386,468	9,426,903
Cash, cash equivalents and restricted cash at the end of the period	$144,113,245	$42,377,538

(1)	Includes interest and finance costs and interest income, if any.

(2)
All comparative numbers of share and earnings per share amounts in these unaudited condensed financial statements have been retroactively adjusted to reflect the Company’s one-for-ten reverse stock split effected on May 28, 2021.

APPENDIX B

Non-GAAP Financial Information

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. However, the Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. The following table reconciles the calculation of the Daily TCE Rate for our fleet to Vessel revenues, net, for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars, except for Available Days)	2022	2021	2022	2021
Vessel revenues, net	$70,641,593	$43,276,286	$192,780,572	$72,038,922
Voyage expenses -including commissions from related party	(8,125,287)	(6,252,793)	(28,179,695)	(7,194,386)
TCE revenues	$62,516,306	$37,023,493	$164,600,877	$64,844,536
Available Days	2,519	2,189	7,690	4,224
Daily TCE Rate	$24,818	$16,913	$21,405	$15,351

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars)	2022	2021	2022	2021
Net Income	$37,149,358	$15,457,076	$84,879,142	$23,059,644
Depreciation and amortization	6,658,399	4,776,830	18,832,617	8,817,431
Interest and finance costs, net (including related party interest costs) (1)	1,733,758	876,644	5,079,920	1,717,406
US source income taxes	393,243	114,508	1,050,281	188,631
EBITDA	$45,934,758	$21,225,058	$109,841,960	$33,783,112

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include our business strategy, shipping markets conditions and trends, the rapid growth of our fleet, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, the effects of the proposed Spin-Off, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our Board of Directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of adverse weather and natural disasters. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Chief Executive Officer & Chief Financial Officer
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com